UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

sanofi-aventis U.S. Savings Plan

55 Corporate Drive

Bridgewater, NJ 08807-5925

B.                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174 AVENUE DE FRANCE

Paris, France 75013

sanofi-aventis U.S. Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Pension Committee of the
sanofi-aventis U.S. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the sanofi-aventis U.S. Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole

/s/ Ernst & Young LLP

Iselin, New Jersey

June 26, 2009

sanofi-aventis U.S. Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value:
Investment in Master Trust	$461,897,774	$370,904,311
Mutual funds	1,137,731,892	1,654,036,662
Common and commingled trusts	53,448,412	203,102,960
Participant loans	30,927,861	28,790,672
	1,684,005,939	2,256,834,605

Income receivable	515,958	390,935
Plan conversion receivable	682,417	—
Contributions receivable — employee	3,210,099	3,298,445
Contributions receivable — employer	10,449,982	10,426,636
	14,858,456	14,116,016
Total assets	1,698,864,395	2,270,950,621

Liabilities
Accrued expenses	32,649	32,090
Net assets available for benefits, at fair value	1,698,831,746	2,270,918,531

Adjustment from fair value to contract value for fully benefit responsive investment contracts	4,032,465	256,412
Net assets available for benefits	$1,702,864,211	$2,271,174,943

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Contributions:
Employee	$127,771,881	$132,394,643
Employer	100,122,504	97,919,036
Investment income (loss):
Interest and dividends	59,513,266	79,987,271
Net (depreciation) appreciation in fair value of investments	(712,105,392)	32,062,386
Net investment (loss) income from Master Trust	(10,723,927)	13,563,156
Transfer from other plans	2,099,015	—
	(433,322,653)	355,926,492

Distributions	134,381,743	179,535,060
Fees and administrative expenses	354,136	339,117
Transfer to other plans	252,200	544,439
	134,988,079	180,418,616
(Decrease) increase in net assets available for benefits	(568,310,732)	175,507,876

Net assets available for benefits at beginning of year	2,271,174,943	2,095,667,067
Net assets available for benefits at end of year	$1,702,864,211	$2,271,174,943

See accompanying notes.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements

December 31, 2008

1. Summary of Significant Plan Provisions

The following description of the sanofi-aventis U.S. Saving Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Description

The Plan is a defined contribution plan that covers substantially all employees of sanofi-aventis US Inc. and sanofi-aventis US LLC (the Company) as they meet the prescribed eligibility requirements.  All employees are eligible to participate in the Plan beginning on the first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Master Trust

Effective January 1, 2008, sanofi-aventis U.S. LLC, sanofi-aventis Puerto Rico Inc. and T. Rowe Price Trust Company (the Trustee) entered into an amended and restated Master Trust Agreement (the Master Trust) to serve as a funding vehicle for certain commingled assets of the Plan and the sanofi-aventis Puerto Rico Savings Plan (the Puerto Rico Savings Plan).  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Puerto Rico Savings Plan. The investments included in the Master Trust are mutual funds, separate accounts (accounts established by the Trustee solely for use by the participating plans), company stock, and guaranteed insurance contracts. Neither plan has any interest in the specific assets of the Master Trust, but maintains beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust (see Note 5).

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Trustee and Recordkeeper

The T. Rowe Price Trust Company is the Plan’s trustee. The Trustee is party to the Master Trust agreement discussed above which governs and maintains the Plan’s commingled assets, as well as a general trust agreement for all other Plan assets. T. Rowe Price Retirement Plan Services Inc. is the Plan’s recordkeeper (see Note 8).

Plan Administration

The sanofi-aventis U.S. Administrative Committee (the Committee), as appointed by the Company’s Pension Committee, is responsible for the general administration of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration of the Trust Agreement and the management of the assets.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and plan earnings, and is charged with an allocation of administrative expenses. Allocation are based on participant earnings or account balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled upon leaving the Company is the benefit that can be provided from the participant’s account.

Contributions

The Plan provides that participants may make elective deferral contributions, which allows participants to save up to 30% of their eligible pay for 2008 and 2007 in whole percentages (up to the allowable IRS annual maximum — $15,500 for both 2008 and 2007) on a pre-tax basis, pursuant to Internal Revenue Code (IRC) Section 401(k). Employees of 50 or older may make a catch-up contribution of up to $5,000 for 2008 and 2007. After tax contributions of up to 70% are also available.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

Contributions (continued)

The Company provides a matching contribution based upon a participant’s years of service and the total amount of their pre-tax, after-tax, and catch-up contributions.  The Company match contribution is up to a maximum of 6% of eligible compensation in 3 tiers according to service years shown in the table below:

Years of Service	Company Match of Employee Contribution
0 - 2	100%
3 - 6	125%
7 years or more	150%

Years of services are adjusted in January and July of each year.  There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum deductible for federal income tax purposes.

Upon plan enrollment, a participant may direct employee contributions into any of the Plan’s fund options. Participants may change their investment options at any time.

Vesting

Participants are always 100% vested in their pre-tax, catch up, and after-tax contributions accounts (contributions and related earnings). Employees as of December 31, 2005 are 100% vested in their Company matching contribution account (contribution and related earnings). Employees hired on or after January 1, 2006 are 100% vested in their Company matching contribution account after three years of service.

Distributions

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods:  receive the entire amount of their account balance in one lump-sum payment or receive the distribution in the form of sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

1. Summary of Significant Plan Provisions (continued)

recurring annual installments over a period of between three and fifteen years.  If a participant dies, the participant’s designated beneficiary will receive the payments.

Rollover Contributions

Plan participants may make a direct or indirect rollover contribution to the Plan from a former employer’s tax qualified plan.  Participants can also roll over IRA distributions (excluding minimum required distributions and nondeductible contributions).

Participants Loans

Plan participants may borrow from $1,000 up to a maximum equal to the lesser of 50% of the value of their account balance or $50,000 less their highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator. Currently, interest rates associated with participant loans range from 5.0% to 10.5%. Loan balances are payable in semi-monthly installments generally over a term of up to five years. Extended terms of up to 15 years are available should the loan relate to the purchase of a primary residence.

Fees and Administrative Expenses

All expenses incidental to the maintenance and administration of the Plan are paid by the Plan, unless they are paid by the Company.

Transfers From/To Other Plans

The Plan allows transfers between plans within the Plan sponsor. For the year ended December 31, 2008, the transfers from the former sanofi-aventis Hourly Savings Plan and the former Roussel Corporation Savings Plan to the Plan were $1,416,598 and $682,417, respectively. Transfers from the Plan to the Puerto Rico Savings Plan were $252,200 and $544,439 for the years ended December 31, 2008 and 2007.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Contracts Subject to FASB Staff Position (FSP AAG INV-1 and SOP 94-4-1)

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Investment Valuation and Income Recognition

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income or loss less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trust.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, common and commingled trusts are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which are not materially different from fair value. Securities transactions are recorded on the trade-date (the day the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

The Stable Value Fund, which is included in the Master Trust, invests primarily in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. (the advisor to the trust’s sponsor). These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies. The contracts are considered fully benefit-responsive and comprised of Guaranteed Investment Contracts (“GICs”) and Synthetic GICs.  The investments in Synthetic GICs are presented at fair value on the table of the investments held in the Master Trust (see Note 5). The fair value of GICs equals the total of the fair value of the underlying assets calculated using the present value of contract cash flows.  The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The wrapper rebid value is $434,639 and zero at December 31, 2008 and 2007, respectively.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity date.  Each contract is subject to early termination penalties that may be significant.

The average crediting rate for the investment contracts was 4.27% and 4.84% and the average yield was 3.68% and 3.77% during 2008 and 2007, respectively. The Plan’s interest in the GICs within the Master Trust was approximately 99% and 98% at December 31, 2008 and 2007, respectively.

Benefit Payments

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157

Financial Accounting Standards Board No. 157, Fair Value Measurements (FASB Statement No. 157), established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation technique used needs to maximize the use of observable inputs and minimize the use of unobservable inputs.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157 (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of a similar instrument with comparable durations considering the credit-worthiness of the issuer (See Note 2 of the Stable Value fund).

Separate accounts: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying securities held in all of the Trust’s separate accounts.

Company stock: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying security held in all of the Trust’s separate accounts.

Common & commingled trusts: Valued at the net asset value (“NAV”) of shares held by the plan at year end for the underlying securities held in all of the Trust’s commingled accounts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

3. Fair Value Measurement Subject to FASB Statement No. 157 (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,137,731,892			$1,137,731,892
Common & commingled trusts		$53,448,412		$53,448,412
Participant loans			$30,927,861	$30,927,861
Total assets at fair value	$1,137,731,892	$53,448,412	$30,927,861	$1,222,108,165

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$28,790,672

New loans, repayments and maturities (net)	2,137,190

Balance, end of year	$30,927,861

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

4. Investments

The following table presents the fair value of investments that represent 5 percent or more of the net assets available for benefits:

	December 31
	2008	2007
Master Trust
sanofi-aventis US Savings Trust	$461,897,774	$370,904,311

Mutual Funds
AF Growth of America	*	126,449,307
PIMCO Total Return Fund	95,312,621	*
Retirement 2020	111,619,393	172,181,109
Retirement 2025	116,612,616	189,460,012
Retirement 2030	130,548,514	197,008,917
Retirement 2035	*	124,862,381
T. Rowe Price Small Cap Stock Fund	*	119,027,490

* Asset balances did not represent 5% or more of the net assets available for benefits.

The Plan’s investments (including investments bought, sold, and held during the year) (depreciated) appreciated as follows:

	Year Ended December 31
	2008	2007
Mutual funds	$(673,904,034)	$16,919,039
Common and commingled trusts	(38,201,358)	15,143,347
	$(712,105,392)	$32,062,386

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust

At December 31, 2008 and 2007, the Plan’s interest in the Master Trust was approximately 98.7% and 98.5%, respectively.

The following table presents the fair value of investments held in the Master Trust:

	December 31
	2008	2007
Investments
Investments at fair value:
Mutual funds	$23,047,794	$18,162,160
Separate accounts	60,974,304	N/A
Company stock	66,155,567	89,331,243
Guaranteed insurance contract	316,829,113	269,676,092
Total assets	$467,006,778	$377,169,496

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,097,610	261,341
	$471,104,388	$377,430,837

The following table presents the investment income (loss) for the Master Trust:

	Year Ended December 31
	2008	2007

Dividends	$2,458,806	$2,005,419
Interest	14,090,787	13,426,725
Net depreciation in fair value of common stock and mutual funds	(27,282,562)	(1,604,066)
	$(10,732,969)	$13,828,078

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

5. Master Trust (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual fund	$23,047,794			$23,047,794
Separate accounts		$60,974,304		$60,974,304
Company stock	66,155,567			$66,155,567
Guaranteed insurance contract		292,958,497	$23,870,616	$316,829,113
Total assets at fair value	$89,203,362	$353,932,801	$23,870,616	$467,006,778

The table below sets forth a summary of changes in the fair value of the Master Trust level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Year Ended December 31, 2008
Guaranteed Investment Contract
Balance, beginning of year	$46,445,095
Realized gain	972,681
Unrealized gain relating to instruments still held at the reporting date	112,674
Purchase, sales, issuances and settlements (net)	(23,659,835)
Balance, end of year	$3,870,616

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated effective January 1, 2006.  A new tax determination letter has been requested from the Internal Revenue Service in May of 2008. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

7. Reconciliation of Financial Statements to Form 5500

GICs and Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at gross fair value and adjusted to net contract value. Such differing treatments result in a reconciling item between the total net assets available for benefits recorded on the Form 5500 and the total net assets available for benefits included in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2008	2007

Net assets available for benefits per the financial	$1,703,617,983	$2,271,174,943

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(4,032,465)	(256,412)

Net assets available for benefits, at fair value per Form 5500	$1,699,585,518	$2,270,918,532

sanofi-aventis U.S. Savings Plan

Notes to Financial Statements (continued)

8. Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company, the Trustee of the Plan. T. Rowe Price Retirement Plan Services Inc. is the recordkeeper of the Plan. Therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9. Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

Supplemental Schedule

EIN: #36-4406953
Plan: #005

sanofi-aventis U.S. Savings Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2008

	(b) Identity of Issue, Borrower,	(c) Description of	(d)	(e) Current
(a)	Lessor, or Similar Party	Investment	Cost	Value

	Mutual Funds
*	AF Growth of America	Mutual fund 4,078,454 shares	**	$83,363,592
*	PIMCO Total Return Fund	Mutual fund 9,399,667 shares	**	95,312,621
*	Retirement 2005	Mutual fund 1,760,753 shares	**	15,212,903
*	Retirement 2010	Mutual fund 4,387,083 shares	**	49,179,198
*	Retirement 2015	Mutual fund 8,908,985 shares	**	73,944,579
*	Retirement 2020	Mutual fund 10,046,750 shares	**	111,619,393
*	Retirement 2025	Mutual fund 14,686,728 shares	**	116,612,616
*	Retirement 2030	Mutual fund 11,697,896 shares	**	130,548,514
*	Retirement 2035	Mutual fund 10,881,739 shares	**	84,768,749
*	Retirement 2040	Mutual fund 5,323,516 shares	**	58,984,558
*	Retirement 2045	Mutual fund 2,248,572 shares	**	16,594,459
	Retirement 2050	Mutual fund 243,565 shares	**	1,510,104
*	Retirement Income Fund	Mutual fund 1,412,201 shares	**	14,573,916
*	Tradelink Investments	Mutual fund N/A shares	**	36,516,581
*	T. Rowe Price Small—Cap Stock Fund	Mutual fund 4,046,162 shares	**	78,981,073
*	Vanguard Inst Index Fund	Mutual fund 711,352 shares	**	58,714,967
*	Vanguard Mid—Cap Index, Inst	Mutual fund 5,273,571 shares	**	62,333,605
*	Vanguard Windsor II Admiral	Mutual fund 1,443,410 shares	**	48,960,464
	Total Mutual Funds			$1,137,731,892

	Common and Commingled Trusts
*	Wellington Management Large-Cap Research Fund	Mutual fund 7,941,815 shares	**	$53,448,412
	Total Common and Commingled Trusts			$53,448,412

	Loans
*	Participant loans	Participant loans interest rates ranging from 5% to 10.5%	**	$30,927,861

*                 Indicates party-in-interest to the Plan.

**          As permitted, cost information has been omitted for participant directed investments as the plan maintains individual accounts for each participant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI-AVENTIS U.S. SAVINGS PLAN

Date:	June 26, 2009	By:	/s/ Liz Donnelly

Liz Donnelly, for the
Retirement Plan Administrative
Committee, Plan Administrator

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP